SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tiger Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

88674Y 105

(CUSIP Number)

Joshua B. Weingard, Esq.

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 2 of 8

1.	Names of reporting persons MOJICA LIMITED
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 0
	9.	Sole dispositive power
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 3 of 8

1.	Names of reporting persons TGC Partners Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 160,000(1)
	8.	Shared voting power
	9.	Sole dispositive power 160,000(1)
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 160,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.2%
14.	Type of reporting person (see instructions) OO

(1)	TGC Partners Limited (“TGC Partners”) holds 160,000 shares of common stock of the Company. Peter Tan is the sole member and Managing Director of TGC Partners.

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 4 of 8

1.	Names of reporting persons Peter Tan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Malaysia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 336,929(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 336,929(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 336,929
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) IN

(2)	Include (i) 160,000 shares of common stock of the Company held by TGC Partners (Mr. Tan is the sole member and Management Director of TGC Partners), (ii) 1,929 shares of common stock of the Company held by TGC Financial Partners Limited (“TGC Financial”) (Mr. Tan owns 51% of TGC Financial), (iii) 70,000 shares of common stock held by Mr. Tan, and (iv) options to purchase 105,000 shares of common stock of the Company held by Mr. Tan which have vested or will vest in the next 60 days.

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 5 of 8

1.	Names of reporting persons Stephen Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,000(3)
	8.	Shared voting power 0
	9.	Sole dispositive power 20,000(3)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 20,000(3)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(3)	Consists of vested options to purchase 20,000 shares of common stock of the Company at an exercise price of $7.85 per share.

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 6 of 8

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on June 26, 2013 (“Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on February 14, 2014, by MOJICA LIMITED, TGC Partners Limited, Peter Tan, and Stephen Zhu (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.1 to the Original Schedule 13D filed on June 26, 2013 is hereby incorporated by this reference.)

The Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock on March 18, 2015.

Item 1.	Security and Issuer.

Item 1 is deleted in its entirety and replaced with the following text:

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0005 per share, of Tiger Media, Inc., a Delaware corporation (the “Company”), formerly known as SearchMedia Holdings Limited, the successor to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). All share amounts in this Amendment have been adjusted to reflect the Issuer’s one-for-five reverse stock split, effective March 19, 2015 (the “Reverse Stock Split”). The principal executive offices of the Issuer are located at Room 1705, 511 Weihai Road, Jing An District, Shanghai, China 200041.

Item 2.	Identity and Background.

Item 2 is amended by adding the following paragraphs to the item:

The names of the person filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•	MOJICA LIMITED (“MOJICA”);

•	TGC Partners Limited (“TGC Partners”);

•	Peter Tan; and

•	Stephen Zhu.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 26, 2013, a copy of which was filed on June 26, 2013 with the Original Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

MOJICA is a corporation formed under the laws of the British Virgin Islands. The principal business of MOJICA is for the purpose of making and holding investments. The principal business address of MOJICA is Room 1705, 511 Weihai Road, Jing An District, Shanghai, China 200041. MOJICA is owned 24.5% by TGC Partners and 75.5% by Stephen Zhu.

TGC Partners is a corporation under the laws of the British Virgin Islands for the purpose of making and holding investments. The principal business address of TGC Partners is Room 827A, No.55 Xi Li Rd., Free Trade Zone Shanghai China. Mr. Tan is the sole member and Managing Director of TGC Partners.

Mr. Tan’s principal occupation is Co-Chief Executive Officer of the Company and he is a member of the Board of Directors of the Company. Mr. Tan is a citizen of Malaysia. Mr. Tan’s principal business address is Room 1705, 511 Weihai Road, Jing An District, Shanghai, China 200041.

Mr. Zhu principal occupation is Chief Operating Officer of China Operations for a Company subsidiary. Mr. Zhu is a citizen of China. Mr. Zhu’s principal business address is Room 1705, 511 Weihai Road, Jing An District, Shanghai, China 200041.

None of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 7 of 8

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

On March 18, 2015, MOJICA sold 410,448 shares of common stock of the Company in a private transaction. These shares were sold for a sales price of $6.25 per share.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) TGC Partners is the beneficial owner of 160,000 shares of common stock of the Company (representing approximately 1.2% of the outstanding shares of the Company as of March 23, 2015). Peter Tan is the beneficial owner of 336,929 shares of common stock of the Company, including 105,000 stock options which have vested or will vest within 60 days of the filing of this Amendment, (representing approximately 2.4% of the outstanding shares of the Company as of March 23, 2015). The percentage of beneficial ownership is based upon 13,888,454 shares of common stock outstanding as of March 23, 2015.

As of the date of this Amendment, MOJICA does not beneficially own any shares of common stock of the Company.

The number of shares of common stock with respect to which each of the Reporting Persons has or shares voting or dispositive power is set forth in Item 7 through 10 of each of the inside cover pages to this Amendment relating to each Reporting Person (which is incorporated into this Item 5 by reference).

(c) As previously described, on February 13, 2012, Mr. Tan received an option to purchase 80,000 shares of common stock of the Company with an exercise price of $5.50 per share. The option vests in three equal annual installments commencing on the first anniversary of the grant date. Pursuant to this grant, all 80,000 of the options became exercisable on February 13, 2015.

On March 18, 2015, MOJICA sold 410,448 shares of common stock of the Company (this figure represents shares of common stock before the Reverse Stock Split) in a private transaction. These shares were sold for a sales price of $6.25 per share.

Except as described in this Amendment, none of the Reporting Persons has effected any transaction in the shares of common stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock on March 18, 2015.

SCHEDULE 13D/A

CUSIP No. 88674Y 105	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOJICA LIMITED

Dated: April 6, 2015	By:	/s/ Tan Wei Han
	Name:	Tan Wei Han
	Title:	Director

TGC Partners Limited

	By:	/s/ Peter Tan
	Name:	Peter Tan
	Title:	Managing Director

PETER TAN

/s/ Peter Tan

STEPHEN ZHU

/s/ Stephen Zhu